BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A.  ("Company") (BM&FBovespa: BRFS3; NYSE: BRFS), according to CVM Instruction 358, of January 3, 2002, announces the following to its shareholders and to the market in general that in the ordinary meeting held September 28, 2017, the Board of Directors approved the beginning of BRF’s succession process of its current Vice-President of Integrated Planning and Supply, Leonardo Almeida Byrro, who has decided to leave the Company for personal reasons and will remain in office until December 31, 2017. Mr. Elcio Mitsuhiro Ito, a professional with 20 years of experience, of which the last 6 years in the BRF, will assume the responsibilities of the position from January 2018.

  São Paulo, October 6, 2017

Lorival Nogueira Luz Jr.

Financial and Investor Relations Officer